Exhibit 99.1

Perion Reports Fourth Quarter Results
 Contribution ex-TAC Grew by 19%, Adjusted EBITDA up 53% YoY

Provides 2026 Guidance and Unveils 2028 Targets:
Perion One Platform 20% Organic Contribution ex-TAC 3-Year CAGR and
Consolidated Adjusted EBITDA margin of 28%

New York & Tel Aviv – February 18, 2026 – Perion Network Ltd. (NASDAQ and TASE: PERI), an advanced technology leader solving for the complexities of digital advertising through AI-native execution infrastructure, today reported its financial results for the fourth quarter and full year ended December 31, 2025.

“Our fourth-quarter performance, highlighted by a 19% year-over-year increase in Contribution ex-TAC and a 53% surge in Adjusted EBITDA, demonstrates that Perion One is winning,” said Tal Jacobson, CEO of Perion. “In 2025, we shifted our strategy to become the centralized platform for advertisers, integrating our technologies, establishing strategic partnerships, and crossing the inflection point in the company’s growth trajectory.”

“AI is our structural advantage. By transforming the Perion One Platform into an AI-native execution infrastructure, we will allow marketers to harness the power of AI Agents to control and optimize their marketing activities,” Mr. Jacobson continued. “Outmax, our proprietary AI execution agent, drives systematic expansion of spend within existing customers across channels, geographies, and verticals. We believe that transforming Perion into the infrastructure where Agents can interact with Agents and work on their own to optimize for their brands is the future, and Perion is the backbone of this future.”

“Our execution-led growth gives us confidence in the Perion 2028 target plan” Mr. Jacobson concluded. “It defines a clear path to durable, organic growth, where Perion One represents the vast majority of our business, with legacy activities remaining stable but no longer defining our future.”

Fourth Quarter Highlights

●	Contribution ex-TAC grew 19% YoY to $65.2 million, significantly outpacing revenue growth
●	Adjusted EBITDA increased 53% YoY to $24.3 million, reflecting improved operating leverage and disciplined cost management
●	Operating cash flow of $21.8 million, up 403% YoY
●	Adjusted Free Cash Flow to Adjusted EBITDA ratio of 85%
●	Strong performance of growth engines
o	CTV revenue increased 59% YoY
o	DOOH revenue increased 28% YoY
o	Retail Media[1] vertical revenue increased 42% YoY
●	Repurchased 2.5 million shares for a total of $23.9 million
●	Expanded partnerships and integrations:
o	Amazon DSP
o	Walmart Connect
o	Mastercard

FY 2025 Highlights

●	Contribution ex-TAC of $203.4 million
●	Adjusted EBITDA of $45.2 million
●	Operating cash flow of $41.9 million
●	Adjusted Free Cash Flow to Adjusted EBITDA ratio of 89%
●	Strong performance of growth engines
o	CTV revenue increased 42% YoY
o	DOOH revenue increased 36% YoY
o	Retail Media[1] vertical revenue increased 36% YoY
●	Successfully unified Perion’s solutions under the Perion One platform
●	Launched new solutions, including Outmax, Performance CTV, SODA for publishers, and DOOH Player
●	Acquired Greenbids to strengthen Perion’s AI algorithm capabilities and offering
●	Expanded global partnerships and integrations in Retail and DOOH
●	During 2025, the company repurchased 7.7 million shares for a total of $71.2 million
●	Ended 2025 with a strong balance sheet and $312.9 million in net cash

1 Retail Media revenue includes several media channels, such as CTV, DOOH and others

Fourth Quarter 2025 Financial Highlights2

In millions, except per share data	Three months ended			Year ended
	December 31,			December 31,
	2025	2024	%	2025	2024	%
Advertising Solutions Revenue	$111.0	$104.1	7%	$348.9	$335.6	4%
Search Advertising Revenue	$26.2	$25.5	3%	$91.0	$162.7	(44%)
Total Revenue	$137.1	$129.6	6%	$439.9	$498.3	(12%)
Contribution ex-TAC (Revenue ex-TAC)	$65.2	$54.7	19%	$203.4	$212.3	(4%)
GAAP Net Income (loss)	$8.0	$4.9	61%	$(7.9)	$12.6	NM
Non-GAAP Net Income	$21.4	$16.5	30%	$51.3	$64.4	(20%)
Adjusted EBITDA	$24.3	$15.8	53%	$45.2	$51.2	(12%)
Adjusted EBITDA to Contribution ex-TAC	37%	29%		22%	24%
Net Cash from Operations	$21.8	$4.3	403%	$41.9	$6.9	504%
Adjusted Free Cash Flow	$20.7	$4.3	380%	$40.2	$16.6	142%
GAAP Diluted EPS	$0.19	$0.11	73%	$(0.19)	$0.25	NM
Non-GAAP Diluted EPS	$0.49	$0.33	48%	$1.13	$1.27	(11%)

2 Contribution ex-TAC, non-GAAP Net Income, Adjusted EBITDA, Adjusted Free Cash Flow and non-GAAP Diluted EPS are non-GAAP measures.  See below reconciliation of GAAP to non-GAAP measures. Numbers may not add up due to rounding.

Financial Outlook3

Full Year 2026 Guidance reflects planned acceleration of Perion One adoption and increased investment in innovation and go-to-market.

●	Contribution ex-TAC: $215 million to $235 million
●	Adjusted EBITDA: $50 million to $54 million

Perion 2028 Target Plan

Introducing long-term targets aiming to provide visibility into the Company's transformed profile. These targets assume organic growth and exclude a potential impact from future M&A:

●	Perion One Platform Growth Targets
o	Spend: at least 25% 3-year CAGR
o	Contribution ex-TAC[2]: at least 20% 3-year CAGR

●	Perion Consolidated Profitability
o	Targeting the Company’s consolidated Adjusted EBITDA[2] to Contribution ex-TAC[2] margin of 28% by 2028.

3 A reconciliation between results on a GAAP and non-GAAP basis for Contribution ex.-TAC is provided in the last table of this press release.We have not provided an outlook for GAAP Income from operations or reconciliation of Adjusted EBITDA guidance to GAAP Income from operations, the closest corresponding GAAP measure, because we do not provide guidance for certain of the reconciling items on a consistent basis due to the variability and complexity of these items, including but not limited to the measures and effects of our stock-based compensation expenses directly impacted by unpredictable fluctuation in our share price and amortization in connection with future acquisitions. Hence, we are unable to quantify these amounts without unreasonable efforts.

Share Repurchase

The Company maintains its existing share repurchase program with a total authorization of $200 million.

●	During the fourth quarter, Perion repurchased 2.5 million shares for $23.9 million.
●	As of December 31, 2025, the Company repurchased a total of 12.9 million shares for a total amount of $118.1 million.

Revenue and Trends by channel4

Channels	Q4 2025
	Revenue ($M)	% of Revenue	YoY Change
DOOH	35.8	26%	28%
CTV	25.1	18%	59%
Web	49.9	36%	(17%)
Search	26.2	19%	3%
Other	0.2	0%	(64%)

4 Numbers may not add up due to rounding

Financial Comparison for the Fourth Quarter of 2025

Revenue: Revenue increased by 6% to $137.1 million in the fourth quarter of 2025 from $129.6 million in the fourth quarter of 2024. Advertising Solutions revenue increased 7% year-over-year, accounting for 81% of revenue, primarily due to a 59% increase in our CTV channel and a 28% increase in Digital Out of Home revenue, partially offset by 17% decline in Web revenue. Search Advertising revenue increased by 3% year-over-year, accounting for 19% of revenue.

Traffic Acquisition Costs and Media Buy (“TAC”): TAC amounted to $71.9 million, or 52% of revenue, in the fourth quarter of 2025, compared with $74.8 million, or 58% of revenue, in the fourth quarter of 2024.

GAAP Net Income: GAAP net income increased by 61% to $8.0 million in the fourth quarter of 2025, compared with $4.9 million in the fourth quarter of 2024.

Non-GAAP Net Income: Non-GAAP net income was $21.4 million, or 16% of revenue, in the fourth quarter of 2025, compared with $16.5 million, or 13% of revenue, in the fourth quarter of 2024. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: Adjusted EBITDA was $24.3 million, or 18% of revenue and 37% of Contribution ex-TAC in the fourth quarter of 2025, compared with $15.8 million, or 12% of revenue and 29% of Contribution ex-TAC in the fourth quarter of 2024. A reconciliation of GAAP income from operations to Adjusted EBITDA is included in this press release.

Cash Flow from Operations: Net cash provided by operating activities in the fourth quarter of 2025 was $21.8 million, compared with $4.3 million in the fourth quarter of 2024.

Net cash: As of December 31, 2025, cash and cash equivalents, short-term bank deposits and marketable securities, amounted to $312.9 million, compared with $373.3 million as of December 31, 2024.

Financial Comparison for the Full Year of 2025

Revenue: Revenue decreased by 12% to $439.9 million in 2025 from $498.3 million in 2024. Advertising Solutions revenue increased 4% year-over-year, accounting for 79% of revenue, primarily due to a 42% increase in our CTV channel and a 36% increase in Digital Out of Home revenue, partially offset by a 13% decline in Web revenue. Search Advertising revenue decreased by 44% year-over-year, accounting for 21% of revenue, following the previously announced changes implemented by Microsoft Bing in 2024.

Traffic Acquisition Costs and Media Buy (“TAC”): TAC amounted to $236.5 million, or 54% of revenue, in 2025, compared with $286.0 million, or 57% of revenue, in 2024.

GAAP Net Income (Loss): GAAP net loss was $7.9 million in 2025, compared with GAAP net income of $12.6 million in 2024.

Non-GAAP Net Income: Non-GAAP net income was $51.3 million, or 12% of revenue, in 2025, compared with $64.4 million, or 13% of revenue, in 2024. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: Adjusted EBITDA was $45.2 million, or 10% of revenue and 22% of Contribution ex-TAC in 2025, compared with $51.2 million, or 10% of revenue and 24% of Contribution ex-TAC in 2024. A reconciliation of GAAP income from operations to Adjusted EBITDA is included in this press release.

Cash Flow from Operations: Net cash provided by operating activities in 2025 was $41.9 million, compared with $6.9 million in 2024.

Conference Call
Perion’s management will host a conference call to discuss the results at 8:30 a.m. ET today:

Registration link: https://perion-q4-and-fy-2025-earnings-call.open-exchange.net

A replay of the call and a transcript will be available within approximately 24 hours of the live event on Perion’s website.

About Perion Network Ltd.
Perion is an advanced technology leader redefining advertising through AI-native infrastructure, delivering real-time media execution across CTV, digital out-of-home, commerce and retail media, social and digital environments. Powered by Outmax, the company’s proprietary AI engine, Perion helps brands, agencies, and retailers optimize spend and performance, driving measurable outcomes at scale.

For more information, visit www.perion.com

Non-GAAP Measures
Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude certain items. This press release includes certain non-GAAP measures, including Contribution ex-TAC, Adjusted EBITDA and Adjusted free cash flow.

Contribution ex-TAC presents revenue reduced by traffic acquisition costs and media buy, reflecting a portion of our revenue that must be directly passed to publishers or advertisers and presents our revenue excluding such items. We believe Contribution ex-TAC is a useful measure in assessing the performance of the Company because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs and media buy related to revenue reported on a gross basis.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) is defined as income (loss) from operations excluding stock-based compensation expenses, restructuring costs and other charges, unusual legal costs, depreciation, amortization of acquired intangible assets, retention and other acquisition-related expenses, as well as gains and losses recognized with respect to changes in fair value of contingent consideration.

Adjusted free cash flow is defined as net cash provided by (or used in) operating activities less cash used for the purchase of property and equipment, net of sales and capitalized software development costs, but excluding the purchase of property and equipment related to our new corporate headquarter office, the portion of the cash payment of contingent consideration in excess of the acquisition date fair value and retention payment related to acquisitions, as we do not view either of those expenses as reflective of our normal on-going expenses. It is important to note that these expenses are in fact cash expenditures.

Non-GAAP net income and non-GAAP diluted earnings per share are defined as net income (loss) and net earnings (loss) per share excluding stock-based compensation expenses, restructuring costs and other charges, unusual legal costs, retention and other acquisition-related expenses, amortization of acquired intangible assets and the related taxes thereon, foreign exchange gains and losses associated with ASC-842, revaluation of acquisition related contingent consideration as well as gains and losses recognized with respect to changes in fair value of contingent consideration.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, we are unable to quantify certain amounts that would be required for such presentation without unreasonable effort. Consequently, no reconciliation of the forward-looking non-GAAP financial measures is included in this press release. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe- harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. All statements other than statements of historical fact included in this press release are forward-looking statements. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, political, economic and other developments (including the current war between Israel and Hamas and other armed groups in the region), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance, the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, and general risks associated with the business of Perion including, the transformation in our strategy, intended to unify our business units under the Perion brand (Perion One), intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions (including the fluctuation of our share price), loss of key customers or of other partners that are material to our business, the outcome of any pending or future proceedings against Perion, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products and of the Perion One strategy, changes in applicable laws and regulations as well as industry self-regulation, negative or unexpected tax consequences, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. We urge you to consider those factors, together with the other risks and uncertainties described in our most recent Annual Report on Form 20-F for the year ended December 31, 2025 as filed with the Securities and Exchange Commission (SEC) on March 25, 2025, and our other reports filed with the SEC, in evaluating our forward-looking statements and other risks and uncertainties that may affect Perion and its results of operations. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenue
Advertising Solutions	$110,982	$104,101	$348,930	$335,550
Search Advertising	26,161	25,476	90,997	162,736
Total Revenue	137,143	129,577	439,927	498,286

Costs and Expenses
Cost of revenue	12,617	12,334	51,800	46,643
Traffic acquisition costs and media buy	71,945	74,838	236,484	285,962
Research and development	8,675	8,461	34,653	36,655
Selling and marketing	19,461	16,502	76,491	68,497
General and administrative	9,052	9,742	36,402	38,697
Change in fair value of contingent consideration	-	-	-	1,541
Depreciation and amortization	4,972	3,524	17,677	16,434
Restructuring costs and other charges	-	-	1,322	6,895
Total Costs and Expenses	126,722	125,401	454,829	501,324

Income (loss) from Operations	10,421	4,176	(14,902)	(3,038)
Financial income, net	571	1,932	9,928	18,520
Income (loss) before Taxes on income	10,992	6,108	(4,974)	15,482
Taxes on income	3,029	1,167	2,959	2,868
Net Income (loss)	$7,963	$4,941	$(7,933)	$12,614

Net Earnings (loss) per Share
Basic	$0.20	$0.11	$(0.19)	$0.27
Diluted	$0.19	$0.11	$(0.19)	$0.25

Weighted average number of shares
Basic	40,072,876	45,215,999	42,098,471	47,281,588
Diluted	41,632,828	46,325,857	42,098,471	49,555,777

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	December 31,	December 31,
	2025	2024
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	$89,997	$156,228
Restricted cash	1,176	1,134
Short-term bank deposits	151,030	139,333
Marketable securities	71,877	77,774
Accounts receivable, net	187,871	164,358
Prepaid expenses and other current assets	17,830	22,638
Total Current Assets	519,781	561,465

Long-Term Assets
Property and equipment, net	11,685	8,916
Operating lease right-of-use assets	17,171	20,209
Goodwill and intangible assets, net	355,235	316,003
Deferred taxes	9,266	8,517
Other assets	620	416
Total Long-Term Assets	393,977	354,061
Total Assets	$913,758	$915,526

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$129,882	$122,005
Accrued expenses and other liabilities	37,821	32,848
Short-term operating lease liability	2,324	3,648
Deferred revenue	1,206	2,049
Short-term payment obligation related to acquisitions	17,348	1,300
Total Current Liabilities	188,581	161,850

Long-Term Liabilities
Payment obligation related to acquisition	10,383	-
Long-term operating lease liability	20,034	18,654
Deferred taxes	7,397	-
Other long-term liabilities	11,357	12,082
Total Long-Term Liabilities	49,171	30,736
Total Liabilities	237,752	192,586

Shareholders' equity
Ordinary shares	341	391
Additional paid-in capital	487,716	527,149
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive gain (loss)	267	(215)
Retained earnings	188,684	196,617
Total Shareholders' Equity	676,006	722,940
Total Liabilities and Shareholders' Equity	$913,758	$915,526

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities
Net Income (loss)	$7,963	$4,941	$(7,933)	$12,614
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,972	3,524	17,677	16,434
Stock-based compensation expense	5,862	9,886	31,117	27,211
Foreign currency translation	(402)	58	(481)	53
Accrued interest, net	1,235	(514)	2,121	3,355
Deferred taxes, net	(10,323)	(408)	(1,527)	(2,109)
Accrued severance pay, net	(177)	591	(1,033)	295
Restructuring costs and other charges	-	-	1,322	6,895
Gain from sale of property and equipment	(3)	(9)	(42)	(46)
Net changes in operating assets and liabilities	12,674	(13,731)	706	(57,763)
Net cash provided by operating activities	$21,801	$4,338	$41,927	$6,939

Cash flows from investing activities
Purchases of property and equipment, net of sales	(333)	(1,359)	(3,758)	(6,826)
Capitalized software development costs	(744)	-	(1,942)	-
Investment in marketable securities, net of sales	(12,285)	2,132	6,566	1,311
Short-term deposits, net	(19,300)	10,006	(11,697)	68,117
Cash paid in connection with acquisitions, net of cash acquired	-	-	(26,566)	-
Net cash provided by (used in) investing activities	$(32,662)	$10,779	$(37,397)	$62,602

Cash flows from financing activities
Proceeds from exercise of stock-based compensation	545	82	612	547
Payments of contingent consideration	-	-	-	(54,540)
Repurchase of shares for retirement	(23,935)	(13,389)	(71,212)	(46,920)
Repayment of long-term loans	-	-	(452)	-
Net cash used in financing activities	$(23,390)	$(13,307)	$(71,052)	$(100,913)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(129)	(302)	333	(214)
Net increase (decrease) in cash and cash equivalents and restricted cash	(34,380)	1,508	(66,189)	(31,586)
Cash and cash equivalents and restricted cash at beginning of period	125,553	155,854	157,362	188,948
Cash and cash equivalents and restricted cash at end of period	$91,173	$157,362	$91,173	$157,362

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

Revenue	$137,143	$129,577	$439,927	$498,286
Traffic acquisition costs and media buy	71,945	74,838	236,484	285,962
Contribution ex-TAC	$65,198	$54,739	$203,443	$212,324

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

GAAP Income (loss) from Operations	$10,421	$4,176	$(14,902)	$(3,038)
Stock-based compensation expenses	5,862	9,886	31,117	27,211
Retention and other acquisition related expenses	2,908	(1,896)	9,110	2,040
Unusual legal costs	107	140	882	140
Change in fair value of contingent consideration	-	-	-	1,541
Amortization of acquired intangible assets	4,311	3,010	15,252	14,364
Restructuring costs and other charges	-	-	1,322	6,895
Depreciation	661	514	2,425	2,070
Adjusted EBITDA	$24,270	$15,830	$45,206	$51,223

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

GAAP Net Income (loss)	$7,963	$4,941	$(7,933)	$12,614
Stock-based compensation expenses	5,862	9,886	31,117	27,211
Amortization of acquired intangible assets	4,311	3,010	15,252	14,364
Retention and other acquisition related expenses	2,908	(1,896)	9,110	2,040
Unusual legal costs	107	140	882	140
Change in fair value of contingent consideration	-	-	-	1,541
Restructuring costs and other charges	-	-	1,322	6,895
Foreign exchange losses associated with ASC-842	693	316	2,651	405
Revaluation of acquisition related contingent consideration	227	-	587	-
Taxes on the above items	(645)	112	(1,703)	(857)
Non-GAAP Net Income	$21,426	$16,509	$51,285	$64,353

Non-GAAP diluted earnings per share	$0.49	$0.33	$1.13	$1.27

Shares used in computing non-GAAP diluted earnings per share	43,994,112	49,458,861	45,252,181	50,576,619

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

Net cash provided by operating activities	$21,801	$4,338	$41,927	$6,939
Purchases of property and equipment, net of sales	(333)	(1,359)	(3,758)	(6,826)
Capitalized software development costs	(744)	-	(1,942)	-
Free cash flow	$20,724	$2,979	$36,227	$113
Purchase of property and equipment related to our new corporate headquarter office	-	1,342	2,625	5,665
Portion of the cash payment of contingent consideration in excess of the acquisition date fair value	-	-	-	10,824
Retention payment related to acquisitions	-	-	1,300 [5]	-

Adjusted free cash flow	$20,724	$4,321	$40,152	$16,602

5 An acquisition-related retention payment in the amount of $1.3M was made in Q1 2025. We have added this item back in our calculation of free cash flow, as we do not consider it indicative of ongoing operating performance absent acquisition activity.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP FULL YEAR 2026 GUIDANCE

In thousands

	Low	High

Revenue	$460,000	$490,000
Traffic acquisition costs and media buy	245,000	255,000
Contribution ex-TAC	$215 ,000	$235,000